Exhibit 99.1

32 Beulah Road, Norwood, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388    Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Reserves Update

Sundance Energy Australia Limited (ASX: SEA, Sundance) is pleased to announce its proved reserves as 31 December 2016. Sundance’s estimated proved reserves were prepared by Ryder Scott Company, L.P.

•                       Proved reserves at year-end 2016 of 33.8 MMboe represent a 29% (1) increase over year-end 2015 proved reserves. Pre-tax present value of reserves (discounted at 10%) at year-end 2016 was approximately $340.0 million.

•                       Proved undeveloped reserves increased by 37% to 20.5 MMboe as of 31 December, 2016 reflecting continued development of Sundance’s acreage.

•                       Sundance’s proved reserves were 39% proved developed producing and 79% liquids (61% oil).

•                       Proved reserves revisions, extensions, discoveries and other additions of 8.3 MMboe during the year equate to a reserve replacement ratio of approximately 358%

•                       Sundance’s finding & development cost (F&D) for proved developed producing reserves was $12.31 per barrel of oil equivalent (boe) for the year ended 31 December, 2016.

Grace Ford, Chief Operating Officer of Sundance, commented, “We are pleased with the increase in our proved reserves as a result of the 2016 development program and asset aggregation activities we consummated during the year. Of more importance to the Company and our stakeholders, is the capital efficiency with which we achieved this growth. Our recycle ratio of 1.47 for 2016, not only demonstrates discipline in controlling costs, but also the ability of our evaluation team to identify acquisitions that are accretive to our asset base. We look forward to executing our 2017 drilling and completion program which includes down spacing tests in our McMullen Area assets, and applying the next generation of completion design in Dimmit County that, collectively and separately, could lead to further efficient growth in reserves.”

Reserve Estimates

The following tables provide summaries of the Company’s reserves as estimated by Ryder Scott Company, L.P. using NYMEX strip (varying) pricing as of 31 December 2016, as well as reference prices of $42.75/bbl and $2.49/MMBTU in accordance with the applicable rules of the Securities and Exchange Commission.

NYMEX Strip (varying) Pricing

	Oil/Condensate	Natural Gas Liquids	Natural Gas		PV9 (US$)	PV10 (US$)	PV10 (A$)
	Mbbls	Mbbls	MMcf	Mboe	M	M	M
Proved developed producing	7,841	2,463	18,022	13,308	220,394	213,318	296,000
Proved developed non-producing	1	1	7	3	(60)	(60)	(83)
Proved undeveloped	12,805	3,610	24,264	20,459	137,473	126,738	175,862
Total Proved	20,647	6,074	42,293	33,770	357,807	339,996	471,778

NYMEX strip (varying) pricing as of 31 December 2016, adjusted by lease for transportation fees and regional price differentials, used for the Reserves is shown in the following table:

	Oil	NGLs	Gas
Year	($/bbl)	($/bbl)	($/mcf)
2017	55.67	19.00	3.87
2018	54.31	19.05	3.24
2019	53.84	18.19	2.86
2020	53.80	16.93	2.65
2021	53.95	17.18	2.72
2022	54.26	17.16	2.72
2023	54.96	17.18	2.78
2024	55.32	17.15	2.94
2025	55.77	17.71	3.11
2026	55.85	17.83	2.89
2027+	55.85	17.83	2.90

Security and Exchange Commission Pricing

	Oil/Condensate	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	MMcf	Mboe
Proved developed producing	7,440	2,269	16,704	12,493
Proved undeveloped	11,001	2,825	19,026	16,997
Total Proved	18,441	5,094	35,730	29,490

Footnotes and Definitions

(1) 2016 production volumes were not accounted for in calculation of year-over-year increase in proved reserves Operating costs used in this report are based on operating expense records of Sundance.

Capital costs used in this report were provided by Sundance and are based on authorizations for expenditure and actual costs from recent activity.

Future net revenue is after deductions for Sundance’s share of production taxes, ad valorem taxes, capital costs, and operating expenses but before consideration of any income taxes.

“PV9” is defined as the discounted Net Revenues of the Company’s reserves using a 9% discount factor.

“PV10” is defined as the discounted Net Revenues of the Company’s reserves using a 10% discount factor.

Reserves are estimated in US dollars.  US dollars are converted at 1.3876 USD/AUD.

“1P Reserves” or “Proved Reserves” are defined as Reserves which have a high likelihood or a 90% probability that the quantities actually recovered will equal or exceed the estimate.

“boe” is defined as barrel of oil equivalent, using the ratio of 6 mcf of Natural Gas to 1 bbl of Crude Oil. This is based on energy conversion and does not reflect the current economic difference between the value of 1 MCF of Natural Gas and 1 bbl of Crude Oil.

“m” is defined as a thousand.

“mmboe” is defined as a million barrels of oil equivalent.

“recycle ratio” is defined as unhedged EBITDA Margin per boe divided by PDP F&D costs.

For more information, please contact:

United States	Australia
Eric McCrady, Managing Director	Mike Hannell, Chairman
Tel: +1 (303) 543 5703	Tel: +61 8 8363 0388

Jon Kruljac
Tel: +1 (303) 520 7479

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX: SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Mississippian/Woodford.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au.

Competent Person’s Statement

This presentation contains information on Sundance Energy’s reserves which has been reviewed by Stephen E. Gardner, a Professional Engineer employed by Ryder Scott Company, L.P. who practices under State of Colorado license number 44720. Mr. Gardner has consented to the inclusion of this information in the form and context in which it appears.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.